MWW GROUP              EXHIBIT 1
                         CAVENDISH HOUSE
                     128-134 CLEVELAND STREET
                          LONDON WIP 5DS
                          UNITED KINGDOM

                        TEL:  4471600-6101
                        FAX:  4471600-6034

May 11, 1995

Sr. Adolfo Nunez
Administrative Judicial Trustee
PESA Electronica, S.A.

Sr. Miguel Sanchez Moraga
Treasurer and Chief Financial Officer
PESA Inc.

c/o PESA Inc.
5 Hub Drive
Melville, NY  11747

Gentlemen:

     This letter outlines the basis under which the MWW Group of companies would purchase a total of 59,414,732 common shares of Chyron Corporation ("Chyron") currently owned by PESA Inc. ("PESA"), a corporation organized in the United States, for a total consideration of $29,719,071.

The following terms represent an Agreement in Principle between the parties indicated:

(1)  MWW Group Company A would purchase from PESA 30 million
     Chyron common shares at $0.52 per share payable in accordance with the provisions of Paragraph 4 below.

(2) The closing ("Closing") of the transaction between MWW Group Company A and PESA will take place 45 days after the execution of the Stock Purchase Agreement (the "Stock Purchase Agreement"), or such longer time as may be required for all necessary U.S. governmental approvals, which Stock Purchase Agreement will itself be executed on or before May 29, 1995.

(3) At the Closing, MWW Group Company B will purchase 29,414,732 Chyron Common shares from PESA at a price of $0.48 per share. Payment for these shares will be through the issuance of MWW Group Company B serial promissory notes ("Promissory Notes"). The Promissory Notes will be non-interest bearing and will fall due for payment according to the following payment schedule.

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     Stage one:     $480,000 per month for a 12 month period
                    commencing 6 months after Closing.

     Stage two:     $360,000 per month for a 12 month period
                    commencing 18 months after Closing.

     Stage three:   $240,000 per month for a 16 month period
                    commencing 30 months after Closing and a single payment of $199,971.36 on the first day of the 47th month after Closing.

     Each $1000 principal amount of the notes will be secured by 2083 shares of Chyron common stock plus any additional security, if any, required by Federal Reserve Regulation G. MWW Group Company B will retain the right to vote such shares. Each monthly note will be separately enforceable.

(4) (a) The Stock Purchase Agreement will cover all aspects of the transaction contemplated between MWW Group Companies A and B and PESA. On the signing of such Stock Purchase Agreement by all parties, MWW Group Company A will deliver, by wire transfer of immediately available funds, $5,000,000 (U.S.) to PESA.

     (b)  Simultaneously, upon the signing of the Stock Purchase
     Agreement and the delivery of $5,000,000 to PESA by the MWW
     Group Company A, PESA shall deliver the following:

          (i)  10 million shares of Chyron common stock to MWW
          Group Company A, which shares shall be transferred free and clear of any liens or encumbrances whatsoever.

          (ii) A second tranche of 10 million shares of Chyron common stock to the MWW Group Company A, which shares shall be transferred free and clear of any liens or encumbrances whatsoever. This second tranche of shares shall be immediately deposited by the MWW Group Company A with a mutually acceptable escrow agent (the "Escrow Agent") together with stock powers duly endorsed in blank by MWW Group Company A.

          * The assignment of all political rights referred to in
          Section 4 (b)(i)or(ii) will be made to the person designated by the Buyer.

          (iii) A third tranche of 10 million shares of Chyron common stock to the Escrow Agent together with stock powers duly endorsed in blank by PESA.

     (c) At the Closing, and subject to the terms and conditions set forth in the Stock Purchase Agreement, MWW Group Company A shall deliver to PESA, by wire transfer of immediately available funds, $10.6 million U.S.; and the Escrow Agent shall deliver 20 million shares to MWW Group Company A, free

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     and clear of any liens or encumbrances whatsoever.

(5) In the event that either party to the transactions described in the Stock Purchase Agreement fails to complete the transaction (as more fully described in the Stock Purchase
     Agreement), the Escrow Agent shall be authorized to distribute to the other party the assets of the escrow account as follows:

     In the event of failure by the MWW Group: The Escrow Agent will deliver to PESA the 20 million shares of Chyron common stock previously deposited with the Escrow Agent.

     In the event of failure by PESA: The Escrow Agent will deliver to the MWW Group Company A the 10 million shares of Chyron common stock previously deposited with the Escrow
     Agent by MWW Group Company A.

(6) MWW Group is granted by PESA an exclusive right to complete the transaction on the terms outlined in this letter. The period of exclusivity commences on signed acceptance of these terms as embodied in this letter and runs until the date of execution of the Stock Purchase Agreement. Under the terms of this right of exclusivity PESA is barred form discussing with third parties any transaction regarding the sale of its shareholding in Chyron. Should PESA default on its obligation to deal solely with the MWW Group during this period, PESA will have the obligation to pay MWW Group the higher of $2 million or 50% of the difference in fair market value between the MWW Group offer and the values inherent in the third party offer, which shall be the sole and exclusive remedy of the MWW Group until the Stock Purchase Agreement is executed. The Stock Purchase Agreement shall provide for an additional period of exclusivity and shall contain a break-up fee as provided above as well as such other remedies as may be mutually agreed upon by the parties hereto.

(7) PESA agrees to facilitate the transfer to MWW Group the control of Chyron's Board of Directors following the Closing. PESA agrees to take the necessary steps at Chyron's forthcoming Annual Meeting scheduled for May 16, 1995 to ensure that this may be achieved.

(8) PESA agrees that until this transaction is completed or abandoned, PESA will use its best efforts to prevent Chyron from granting stock options under the proposed Chyron stock option plan to be acted on or before the Annual Meeting presently scheduled to take place on May 16, 1995.

(9) The parties agree to keep the terms of this Letter Agreement confidential, except as otherwise required by U.S. Federal
     Securities laws or the rules governing the New York Stock
     Exchange.

(10) The parties indicated below, by signing this document, agree that they have the authority to enter into this transaction

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     as of May 12, 1995.

(11) Except for paragraphs (6), (9), and (10), which shall all be legally binding in accordance with their respective terms, this letter is not intended to, and shall not create a binding legal obligation, but merely represents the intentions of the parties hereto; and except for paragraphs
     (6), (9), and (10), the understanding set forth herein is subject to any necessary governmental, judicial, and corporate approvals of the parties and to the negotiation, execution, and delivery of the Stock Purchase Agreement.

Gentlemen, this offer, which will expire on May 12, 1995, represents the final proposal of the MWW Group. This Agreement will be deemed delivered when executed by all parties hereto. This Agreement may be executed in separate counterparts and by facsimile signature. Our Investment Bankers are Schroders in New York and our Legal Advisers are the New York firm of Camhy Karlinsky & Stein LLP.

Yours Sincerely,

 /s/Michael Wellesley-Wesley

Michael Wellesley-Wesley
Chairman and Chief Executive Officer

Agreed To

MWW Group                          Witness

 /s/ Michael Wellesley-Wesley       /s/ Daniel I. DeWolf
- -----------------------------      -----------------------------
Michael Wellesley-Wesley
Chairman and Chief Executive
Officer

PESA Electronica, S.A.
                                   Witness
By:  /s/ Alfred Nunez Astray        /s/ Alfred D. P. Leubert
    -------------------------      -----------------------------
                 Date 5/11/95


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 Board of Directors of PESA, Inc.



By:  /s/ Thomas Rubinos Pinon      Witness  /s/ Alfred D. P. Leubert
    -------------------------              -------------------------
     Director    Date 5/12/95



By:  /s/ Miguel S. Moraga
    -------------------------
     Director    Date 5/12/95


By:  /s/ Eduardo Perez de Villegas
    ------------------------------
     Director    Date 5/12/95


MWW:  Ir
cc:  Sheldon Camby
     Ilan Ksufthal

     *    The assignment of all political rights referred to in
          Section 4 (ii)(iii) will be made to the person designated by the Buyer.

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  Given the account by the presenter of the earlier writing by the Judicvial Intervenors and the Judicial Administrator from the 9th of May 1995, it is agreed to join the proceedings of their reasoning. The contents of the same, having been examined and the results being found beneficial for those interested parties to the suspension, the requested authorization is granted requiring that the Judicial Administrator and the Intervenors give account to this court, within the scope of the same, immediately after formalization of such grant.

    Backing this Resolution are found to be sufficient resources for repayment before the Honorable Magistrate Judge of this court, on this third day, as of this court's notification.

    It is thus commanded and signed by the Honorable Judge.



                                       [Seal of the Clerk
                                        of the Court]


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